Filed Pursuant to Rule 433 Registration Statement No. 333-273678

November 4, 2025

PRICING TERM SHEET

Dated November 4, 2025

BOOKING HOLDINGS INC.

The information in this pricing term sheet supplements Booking Holdings Inc.’s preliminary prospectus supplement, dated November 4, 2025 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this final pricing term sheet, in making an investment decision with respect to the Notes. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Booking Holdings Inc. (the “Issuer”).

Legal Entity Identifier:	FXM8FAOHMYDIPD38UZ17.

Trade Date:	November 4, 2025.

Settlement Date:*	November 7, 2025 (T+3).

Expected Ratings of Notes:**	Moody’s: A3; S&P: A-.

Format:	SEC Registered.

Notes:	€750,000,000 3.000% Senior Unsecured Notes due 2030 (the “2030 Notes”).
€750,000,000 3.625% Senior Unsecured Notes due 2035 (the “2035 Notes” and, together with the 2030 Notes, the “Notes”).

Principal Amount:	€750,000,000 for the 2030 Notes.
€750,000,000 for the 2035 Notes.

Maturity Date:	November 7, 2030 for the 2030 Notes.
November 7, 2035 for the 2035 Notes.

Reference EUR Midswap:	2030 Notes: 5-year Mid-Swaps.
2035 Notes: 10-year Mid-Swaps.

Reference EUR Midswap Rate:	2030 Notes: 2.351%.
2035 Notes: 2.649%.

Spread to EUR Midswap:	2030 Notes: 67 basis points.
2035 Notes: 110 basis points.

Reoffer yield:	2030 Notes: 3.021%.
2035 Notes: 3.749%.

Price to Public (Issue Price):	99.904% of principal amount for the 2030 Notes.
98.982% of principal amount for the 2035 Notes.

Government Security:	2030 Notes: OBL 2.200% due October 10, 2030.
2035 Notes: DBR 2.600% due August 15, 2035.

Government Security Price and Yield:	2030 Notes: 99.730% / 2.256%.
2035 Notes: 99.580% / 2.648%.

Spread to Government Security:	2030 Notes: 76.5 basis points.
2035 Notes: 110.1 basis points.

Gross Proceeds:	2030 Notes: €749,280,000.
2035 Notes: €742,365,000.

Net Proceeds to Issuer (before expenses):	2030 Notes: €747,030,000.
2035 Notes: €739,515,000.

Coupon:	2030 Notes: 3.000% per annum.
2035 Notes: 3.625% per annum.

Interest Payment Date:	2030 Notes: Annually on November 7, commencing on November 7, 2026.

2035 Notes: Annually on November 7, commencing on November 7, 2026.

Clearing:	Global Notes will be deposited with a common depository for Euroclear or Clearstream.

Listing:	The Issuer intends to apply to list the Notes on the Nasdaq Bond Exchange.

Optional Redemption:	2030 Notes: Prior to September 7, 2030, the date that is two months prior to the maturity date of the 2030 Notes (the “2030 Notes Par Call Date”), callable in whole or in part at the greater of: (1) 100% of the principal amount of the 2030 Notes to be redeemed; and (2) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the 2030 Notes to be redeemed that would be due if such 2030 Notes matured on the 2030 Notes Par Call Date, not including any portion of the payments of interest accrued to the date of redemption, discounted to such redemption date on an annual basis at the Comparable Government Bond Rate, plus 15 basis points; plus, in the case of each of (1) and (2), accrued and unpaid interest, if any, to, but excluding, such redemption date.

2035 Notes: Prior to August 7, 2035, the date that is three months prior to the maturity date of the 2035 Notes (the “2035 Notes Par Call Date”), callable in whole or in part at the greater of: (1) 100% of the principal amount of the 2035 Notes to be redeemed; and (2) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the 2035 Notes to be redeemed that would be due if such 2035 Notes matured on the 2035 Notes Par Call Date, not including any portion of the payments of interest accrued to the date of redemption, discounted to such redemption date on an annual basis at the Comparable Government Bond Rate, plus 20 basis points; plus, in the case of each of (1) and (2), accrued and unpaid interest, if any, to, but excluding, such redemption date.

Par Call:	2030 Notes: On or after the 2030 Notes Par Call Date, callable at 100% of the principal amount of the 2030 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

2035 Notes: On or after the 2035 Notes Par Call Date, callable at 100% of the principal amount of the 2035 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

Day Count Fraction:	ACTUAL/ACTUAL (ICMA), following, unadjusted.

Denominations:	€100,000 and any integral multiple of €1,000 in excess thereof.

Stabilization:	FCA/ICMA.

Common Code:	2030 Notes: 322449810.
2035 Notes: 322449836.

CUSIP Number:	2030 Notes: 09857L BL1.
2035 Notes: 09857L BM9.

ISIN Number:	2030 Notes: XS3224498108.
2035 Notes: XS3224498363.

Joint Book-Running Managers:	Citigroup Global Markets Limited
Deutsche Bank AG, London Branch
Goldman Sachs & Co. LLC
HSBC Bank plc
J.P. Morgan Securities plc
Banco Santander, S.A.
BNP PARIBAS
Merrill Lynch International
Standard Chartered Bank
The Toronto-Dominion Bank
U.S. Bancorp Investments, Inc.

Co-Manager:	ICBC Standard Bank Plc

Prohibition of Sales to EEA/UK Retail Investors:	Applicable.

MiFID II/UK MiFIR Target Market:	Eligible counterparties and professional clients only (all distribution channels).

* We expect that the Notes will be delivered against payment therefor on or about November 7, 2025, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day before delivery of the Notes hereunder will be required, by virtue of the fact that the Notes will initially settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the first business day before the date of delivery should consult their own advisors.

** A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

******

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. A copy of the Preliminary Prospectus Supplement for the offering can be obtained by calling Citigroup Global Markets Limited at 1 (800) 831-9146, Deutsche Bank AG, London Branch at 1 (800) 503-4611, Goldman Sachs & Co. LLC, toll-free at 1 (866) 471-2526, HSBC Bank plc at 1 (866) 811-8049 and J.P. Morgan Securities plc (for non-U.S. investors) at +44-20-7134-2468 or at J.P. Morgan Securities LLC (for U.S. investors) at 1 (212) 834-4533 (call collect).

You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this final pricing term sheet in making an investment decision with respect to the Notes.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive (EU) 2014/65 (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law of the United Kingdom (the “UK”) by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law of the UK by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000, as amended (the “FSMA”), and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law of the UK by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

In the UK, this final pricing term sheet is only being distributed to and is only directed at (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or (3) other persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities of the Issuer may otherwise lawfully be communicated or be caused to be communicated (all such persons together being referred to as “Relevant Persons”). In the UK, any investment or investment activity to which the Preliminary Prospectus Supplement relates is only available to, and the Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, Relevant Persons. Any person in the UK who is not a Relevant Person should not act or rely on this final pricing term sheet or any of its contents.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act 2001 of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.